Exhibit 99.1

OKYO Pharma Ltd. Announces Participation in The ThinkEquity Conference

New York, New York— October 20, 2022 - OKYO Pharma Ltd. (NASDAQ:OKYO), an ophthalmology-focused bio-pharmaceutical company which is developing OK-101 to treat dry eye disease to address the significant unmet need in the multi-billion-dollar market, will be participating in The ThinkEquity Conference, which will take place on October 26, 2022 at The Mandarin Oriental Hotel in New York.

Dr. Gary S. Jacob, CEO of OKYO, will be presenting at 10:00 A.M. E.T. on October 26th. Interested parties can register to attend here. Members of the OKYO Pharma Ltd. management will also be holding one-on-one investor meetings throughout the day.

The presentation will also be live-streamed at the following link.

About OKYO Pharma Ltd.

OKYO Pharma Limited (LSE: OKYO; NASDAQ: OKYO) is a life sciences company admitted to listing on NASDAQ and on the standard segment of the Official List of the UK Financial Conduct Authority and to trading on the main market for listed securities of London Stock Exchange plc. OKYO is focusing on the discovery and development of novel molecules to treat inflammatory dry eye diseases and chronic pain. For further information, please visit www.okyopharma.com/

About The ThinkEquity Conference

The ThinkEquity Conference will gather industry insiders, investors and leading executives from around the world on October 26th in New York. Attendees can expect a full day of company presentations, panel discussions, one-on-one investor meetings and more.

Featured sectors include AI/Big data technology, Biotechnology, EV/EV Infrastructure, Metals & Mining and Oil & Gas.

To register to attend The ThinkEquity Conference, please follow this link.

For further information:

Dr. Gary S Jacob

CEO

9174977560

gjacob@okyopharma.com

Source: OKYO Pharma Ltd.